UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares, $.01 par value

  (Title of Class of Securities)

G5753U112

(CUSIP Number)

with copies to:

Maiden Holdings, Ltd.

131 Front Street, 2nd Floor

Hamilton HM 12, Bermuda

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
Michael Karfunkel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		600,000
Owned by	8	SHARED VOTING POWER:
Each
Trustee		3,892,130 (1)
With:	9	SOLE DISPOSITIVE POWER:

		600,000
	10	SHARED DISPOSITIVE POWER:

		3,892,130 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
4,492,130 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
6.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions):
IN

(1)	Michael Karfunkel disclaims beneficial ownership of 3,892,130 of these shares held by the HOD Foundation.

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
Leah Karfunkel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		5,500,470
Owned by	8	SHARED VOTING POWER:
Each
Trustee		0
With:	9	SOLE DISPOSITIVE POWER:

		5,500,470
	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,500,470
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.6%
14	TYPE OF REPORTING PERSON (See Instructions):
IN

This Amendment No. 3 on Schedule 13D is being filed by the undersigned (the “Reporting Person”) to amend the Schedule 13D filing originally made on November 26, 2008 and amended on January 30, 2009 and September 20, 2010.

Item 1.	Security and Issuer.

The title and class of equity security to which this Amendment No. 3 to Schedule 13D (this “Statement”) relates is the Common Shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 131 Front Street, 2nd Floor, Hamilton HM12 Bermuda.

Item 2.	Identity and Background.

This report is being filed by Michael Karfunkel and Leah Karfunkel (the “Reporting Persons”), each with a business address of 59 Maiden Lane, New York, New York 10038. The Reporting Persons are citizens of the United States of America. Michael Karfunkel is the Chairman and a principal shareholder of American Capital Acquisition Corporation, a personal lines insurance holding company. The principal address of American Capital Acquisition Corporation is 59 Maiden Lane, New York, New York 10038. Leah Karfunkel is Michael Karfunkel’s wife.

During the last five years, each of the Reporting Persons has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of Michael Karfunkel since his last Schedule 13D filing. On July 28, 2012, pursuant to the terms of the Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “Trust”), Leah Karfunkel became the sole trustee of the Trust and Michael Karfunkel no longer serves as a trustee. As of that date, Leah Karfunkel has sole voting and investment power of the shares of the Issuer’s Common Stock held by the Trust (see Item 5 below).

Item 5.	Interest in Securities of the Issuer.

(a)	As of July 28, 2012, Michael Karfunkel beneficially owned 600,000 Common Shares held individually and 3,892,130 Common Shares held by the HOD Foundation (“HOD”). Mr. Karfunkel disclaims beneficial ownership of the 3,892,130 Common Shares that he holds indirectly as a trustee of HOD. As of July 28, 2012, Leah Karfunkel beneficially owned 5,500,470 Common Shares as a result of serving as the trustee of the Trust.

(b)	As of July 28, 2012, Michael Karfunkel had sole voting and dispositive power with respect to 600,000 Common Shares held directly by Mr. Karfunkel, and shared voting and dispositive power with respect to the 3,892,130 Common Shares held by the Reporting Person as a trustee of HOD. As of July 28, 2012, Ms. Karfunkel had sole voting and dispositive power with respect to the 5,500,470 shares held by the Trust.

(c)	On July 28, 2012, Leah Karfunkel replaced Michael Karfunkel as the sole trustee of the Trust.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 2, 3, 4 and 5 of this Schedule 13D, the Reporting Persons have no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

On July 28, 2012, Leah Karfunkel replaced Michael Karfunkel as the sole trustee of the Trust.

Under the terms of the Warrant Exchange Agreement, Michael Karfunkel agreed to surrender the warrant held by him, issued by the Issuer on June 7, 2007 for the purchase of 1,350,000 of the Issuer’s common shares at $10.00 per share, in exchange for 600,000 of the Issuer’s common shares. On September 20, 2010, the warrant was accepted for exchange by the Issuer, and the Issuer issued the common shares to Michael Karfunkel.

On September 20, 2010, as a condition to the exchange for common shares, the Issuer also entered into a Lockup Agreement with Michael Karfunkel. Under the terms of the Lockup Agreement with Michael Karfunkel, pursuant to which Michael Karfunkel agreed that for a period of 36 months following the grant date he will not, without the prior written consent of the Issuer, directly or indirectly, (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares acquired by the shareholder as a result of the warrant exchange, or (B) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares acquired in the warrant exchange.

On November 13, November 14 and November 18, 2008, the Trust purchased 325,000, 450,000 and 795,000 Common Shares, respectively, (the “November 2008 Purchases”) for an aggregate purchase price of $5,063,000. The source of the funds for the November 2008 Purchases was the Michael Karfunkel’s personal funds.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2012

MICHAEL KARFUNKEL

By:	/s/ Michael Karfunkel

By:	/s/ Leah Karfunkel